

Mail Stop 3030

February 27, 2009

Walter J. Galvin
Senior Executive Vice President and Chief Financial Officer
Emerson Electric Co.
8000 W. Florissant Drive, P.O. Box 4100
St Louis, Missouri 63136

> **Re:** **Emerson Electric Co.**
> **Form 10-K for Fiscal Year Ended September 30, 2008**
> **Filed November 25, 2008**
> **File 001-00278**

Dear Mr. Galvin:

We have reviewed your response letter dated January 15, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 11, Executive Compensation, page 19</u>

<u>Definitive Proxy Statement on Schedule 14A, filed December 12, 2008</u>

<u>Annual Bonus, page 19</u>

1.   We note your response to our prior comment 3.

   •   Pursuant to Item 402(b)(2)(v) of Regulation S-K your future filings should clearly disclose what items of corporate performance are taken into account when determining compensation, whether or not these items were communicated to executives. Based on your prior disclosure this should include "sales growth, earnings per share growth, return on total capital, operating cash flow and operating margin improvement" under the "original forecasted financial plan for the Company." Also, based on your disclosure you should disclose the prior year's performance as "the Committee compared fiscal 2008 performance to the prior year to determine whether to increase or decrease the bonus amounts from the prior year amounts." Please confirm that you will provide such disclosure.

- Pursuant to Item 402(b)(2)(vii) of Regulation S-K your future filings should describe the elements of individual performance and/or contribution that are taken into account. For example, you should disclose with specificity the items of each "executive officer's individual performance, leadership potential and responsibilities" that you describe as being taken into account. Please confirm that you will provide such disclosure in future filings.

- Please clarify why the "original forecasted financial plan" was not communicated to your executives. Who formulated this plan, and how did they formulate it without the knowledge of your management and where is the fact that management was not aware of such plan disclosed.

Summary Compensation Table, page 26

2.   We note your response to our prior comment 4. Please clarify how you intend to treat the 162(m) performance objective under the "grants of plan based awards table." Upon reviewing your response to comment 1 above, we may have further comments.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3637 if you have any questions.

Sincerely,

Jay Mumford
Senior Counsel